UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 4)*
SunLink Health Systems, Inc.

(Name of Issuer)
Common Stock, without par value

(Title of Class of Securities)
86737U102

(CUSIP Number)
Jared S. Bluestein
Berggruen Holdings North America Ltd.
1114 Avenue of the Americas, 41st Floor
New York, New York 10036
(212) 380-2235

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
-with a copy to-
Clifford E. Neimeth, Esq.
Greenberg Traurig, LLP
The MetLife Building
200 Park Avenue
New York, NY 10166
(212) 801-9200
February 1, 2008

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box .☑
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	86737U102

1	NAME OF REPORTING PERSONS Berggruen Holdings North America Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		-0- (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		704,039 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0- (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

704,039 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

704,139 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

SCHEDULE 13D

CUSIP No.	86737U102

1	NAME OF REPORTING PERSONS Medici I Investments Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		-0- (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		704,039 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0- (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

704,039 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

704,139 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

SCHEDULE 13D

CUSIP No.	86737U102

1	NAME OF REPORTING PERSONS Berggruen Holdings Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		-0- (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		704,039 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0- (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

704,039 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

704,139 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

SCHEDULE 13D

CUSIP No.	86737U102

1	NAME OF REPORTING PERSONS Tarragona Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		-0- (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		704,039 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0- (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

704,039 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

704,139 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

SCHEDULE 13D

CUSIP No.	86737U102

1	NAME OF REPORTING PERSONS Nicolas Berggruen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		-0- (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		704,039 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0- (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

704,039 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

704,139 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

SCHEDULE 13D

CUSIP No.	86737U102

1	NAME OF REPORTING PERSONS Resurgence Health Group, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Georgia, United States

	7	SOLE VOTING POWER

NUMBER OF		-0- (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0- (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0- (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

-0- (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

704,139 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

SCHEDULE 13D

CUSIP No.	86737U102

1	NAME OF REPORTING PERSONS Philip H. Eastman, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		100 (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0- (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		100 (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

-0- (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

704,139 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

SCHEDULE 13D

CUSIP No.	86737U102

1	NAME OF REPORTING PERSONS Anne S. Thompson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		-0- (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0- (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0- (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

-0- (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

704,139 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

     Explanatory Note: This Amendment No. 4 relates to and amends the Statement of Beneficial Ownership on Schedule 13D of Berggruen Holdings North America Ltd., a British Virgin Islands (“BVI”) business company (“Berggruen”), Medici I Investments Corp., a BVI business company, Berggruen Holdings Ltd., a BVI business company, Tarragona Trust, a BVI trust, Nicolas Berggruen, a United States citizen, Resurgence Health Group, LLC, a Georgia limited liability company, Philip H. Eastman, III, a United States citizen, and Anne S. Thompson, a United States citizen (each, a “Reporting Person” and collectively, the “Reporting Persons”), initially filed jointly by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on November 7, 2007 and as amended by Amendment Nos. 1, 2 and 3 thereto filed jointly by the Reporting Persons with the SEC on December 10, 2007, January 14, 2008 and January 22, 2008, respectively (as amended, the “Statement”), with respect to the Common Stock, without par value (the “Common Stock”), of SunLink Health Systems, Inc., an Ohio corporation (the “Issuer”).
     Items 4 and 7 of the Statement are hereby amended to the extent hereinafter expressly set forth. All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Statement.
Item 4. Purpose of Transaction.
     Item 4 of the Statement is hereby amended to add the following:
     On February 1, 2008, Berggruen submitted to the Board a letter dated February 1, 2008, a copy of which is filed herewith as Exhibit 4 and is incorporated herein in its entirety by reference.
     The Reporting Persons intend to review their investment in the Common Stock on a continuing basis and, from time to time, may engage in further discussions with the Issuer’s senior executives and members of the Board concerning the foregoing. The Reporting Persons also intend to communicate with other shareholders of the Issuer, industry analysts and other constituents concerning the foregoing and to express their views of the Issuer, its management and the Board.
     Depending on various factors including, without limitation, the Issuer’s financial performance and strategic direction, the outcome of the discussions and actions referenced above, price levels of the Common Stock, developments affecting the Issuer and its prospects, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future consider and take various courses of action with respect to the Issuer, its Board and its management and their investment in the Issuer, and the Reporting Persons may exercise any and all of their respective rights as shareholders of the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock, engaging in short selling of or any hedging or similar transactions with respect to the Common Stock, encouraging the Issuer to take action to maximize shareholder value through one or more strategic transactions and/or otherwise changing its intention with respect to any and all matters referred to in Item 4 of Schedule 13D.
     Except as set forth in the Statement and in this Amendment No. 4, none of the Reporting Persons has any present plans or proposals that relate to or would result in any of the matters referred to in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 7. Materials to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement among the Reporting Persons, dated November 7, 2007 (incorporated by reference to Exhibit 1 to the Statement filed by the Reporting Persons with respect to the Issuer on November 7, 2007).

Exhibit 2	Limited Power of Attorney, dated June 23, 2006, given by Maitland Trustees Limited, as trustee of the Tarragona Trust, to Jared Bluestein (incorporated by reference to Exhibit 2 to the Statement filed by the Reporting Persons with respect to the Issuer on November 7, 2007).

Exhibit 3	Limited Power of Attorney, dated August 10, 2007, given by Nicolas Berggruen to Jared Bluestein (incorporated by reference to Exhibit 3 to the Statement filed by the Reporting Persons with respect to the Issuer on November 7, 2007).

Exhibit 4	Letter dated February 1, 2008 from Berggruen to the Board of Directors of the Issuer.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Dated: February 1, 2008

Berggruen Holdings North America Ltd.

By:	/s/ Jared S. Bluestein
Name:	Jared S. Bluestein
Title:	Director

Medici I Investments Corp.

By:	/s/ Jared S. Bluestein
Name:	Jared S. Bluestein
Title:	Director

Berggruen Holdings Ltd.

By:	/s/ Jared S. Bluestein
Name:	Jared S. Bluestein
Title:	Director

Tarragona Trust

By: Maitland Trustees Limited, as Trustee

By:	/s/ Jared S. Bluestein

Name:	Jared S. Bluestein
Title:	Authorized Signatory

*

Nicolas Berggruen

Resurgence Health Group, LLC

By:	/s/ Philip H. Eastman, III
Name:	Philip H. Eastman, III
Title:	Chief Executive Officer

/s/ Philip H. Eastman, III

Philip H. Eastman, III

/s/ Anne S. Thompson

Anne S. Thompson

* The undersigned, by signing his name hereto, does sign and execute this Statement pursuant to the Limited Power of Attorney executed by Nicolas Berggruen filed as Exhibit 3 to this Statement.

Dated: February 1, 2008	*By:	/s/ Jared S. Bluestein, Attorney-in-Fact

Jared S. Bluestein

EXHIBIT 4
BERGGRUEN HOLDINGS NORTH AMERICA LTD.
1114 Avenue of the Americas, 41st Floor
New York, New York 10036
(212) 380-2235
February 1, 2008
BY FACSIMILE AND OVERNIGHT MAIL
The Board of Directors
SunLink Health Systems, Inc.
900 Circle 75 Parkway, Suite 1120
Atlanta, Georgia 30339
Ladies and Gentlemen:
     We received the attached letter dated January 23, 2008 from Robert M. Thornton, Jr., purporting to represent the views of the entire Board, and continue to be shocked at the nonchalant and cavalier approach to our offer by a company that continues to deteriorate financially and generate negative returns, quarter after quarter.
     Mr. Thornton’s belief that he is running his own personal candy store, if not so tragic for shareholders, would be comical. Apparently, he is severely misguided with respect to appropriate corporate governance practices and/or is receiving questionable advice about the Board’s fiduciary duties to its shareholders.
     We do not believe that Mr. Thornton speaks for the entire Board, as he purports to do. We do not believe that the Board has abrogated its fiduciary duties under the guise of a sham committee controlled and directed entirely by Mr. Thornton.
     Mr. Thornton’s letter is quite telling. Despite a significant premium to the current share price, you (according to Mr. Thornton) have apparently pre-rejected our offer as “cheap” and concluded with no legitimate process whatsoever that we are simply acting in our own economic interest “to the potential detriment of other shareholders.”
     How can the Board remotely discharge its fiduciary duties to its shareholders and adequately consider and evaluate our offer and make a determination without at least meeting with us to obtain from us all pertinent information reasonably available concerning our offer? Do you (as Mr. Thornton implies) intend to make your decision in a vacuum, without the benefit of all material facts and circumstances that are readily available to you? If so, you would clearly be in derogation of your fiduciary duties to your shareholders under applicable law.
     Moreover, Mr. Thornton’s assertions that questions we have raised regarding the independence of the members of the Special Committee are not our concern and that the Board has no duty to respond to us, your second largest shareholder, are incomprehensible and underscore our concerns. Contrary to Mr. Thornton’s apparent confusion (or denial), the Board is marred with innumerable conflicting business, social and other “personal” relationships which demand a wholly independent committee with independent outside advisors — not some makeshift “strategic committee” misleadingly characterized as a special committee advised by SunLink’s own director-general counsel.
     To entrust a sham committee comprised of members who may be motivated to act in their own self-interests or in a manner beholden to SunLink management (including Mr. Thornton himself) would be materially detrimental to the interests of all SunLink shareholders, who may be unjustly denied the opportunity to receive maximum value for their SunLink shares. How can Mr. Thornton legitimately think that these issues should not concern us or any other SunLink shareholder?
     In the past 24 months, management has done nothing to enhance shareholder value and has impeded multiple transactions offering liquidity to shareholders at a premium to market price, resulting in a loss of over 40% of SunLink’s market capitalization.
     Our $7.50 per share substantial premium offer would result in immediate liquidity and maximum value for all SunLink shareholders. Clearly, every SunLink shareholder has a vested interest in ensuring that this offer is fully and fairly considered by the Board, without Mr. Thornton’s undue influence.
     Be assured we are not going away — quite the contrary. Not only are we your second largest shareholder, we have also been an ear for many of SunLink’s other shareholders. You should be listening to the true owners of your company — its public shareholders who have elected each of you to manage the business, properties and affairs of SunLink for our benefit and in our best interests.
     While we are pleased to have had a preliminary discussion today with Stephens Inc. regarding the potential initiation of a communication process and look forward to working with them in that regard, we urge you, the entire Board, to act responsibly and in accordance with your fiduciary duties to your shareholders and take affirmative steps to arrange a principal-to-principal meeting with us as soon as possible.

Very truly yours, Berggruen Holdings North America Ltd.
By:	/s/ Jared S. Bluestein
	Name:	Jared S. Bluestein
	Title:	Chief Operating Officer

cc:	Philip H. Eastman, III, President
Resurgence Health Group, LLC

Clifford E. Neimeth, Esq.
Greenberg Traurig, LLP

Clifford A. Roe, Esq.
Dinsmore & Shohl, LLP

Charles D. Ganz, Esq.
Sutherland Asbill & Brennan LLP

SunLink Health Systems, Inc.
900 Circle 75 Parkway, Suite 1120
Atlanta, Georgia 30339
770-933-7000
770-933-7010 Fax
www.sunlinkhealth.com

January 23, 2008
BY FACSIMILE AND OVERNIGHT MAIL
Berggruen Holdings North America LTD.
1114 Avenue of the Americas, 41st Floor
New York, New York 10036
Attn: Jared Bluestein, Chief Operating Officer
Dear Mr. Bluestein:
On behalf of the Board of Directors of SunLink Health Systems, Inc., this will acknowledge receipt of your letters of January 11, and
January 18, 2008.
In your letter of January 18, you complain that your concerns about the members of our “so called Special Committee" being independent and about the legal representation of that Committee have not been responded to. The Board has no duty to respond to you, an interested party who is attempting to force a quick, and if possible cheap, sale of SunLink, concerning such matters. In any event, you misunderstand the reasons for and the status of that committee. The Special Committee was formed to assist the Board in its efforts to make an informed decision about how to take the Company forward. The Board is charged with promoting the best interests of the Company and all shareholders and will make all decisions in furtherance of that duty. The Special Committee was not appointed by the Board because any conflict existed with management, or any member of the Board, and has no need or reason to be “independent” of the entire Board or, as you say, to have “independent” counsel different from SunLink’s general counsel. With due respect, these issues are simply not your concern in any event.
Regarding your demand for inspection, SunLink’s counsel will respond directly to your counsel as you requested.
Finally, please note that the Board of Directors of SunLink has and will continue to perform its duties with care and diligence and will not be instructed about how to do so by third parties pursuing their own economic interests to the potential detriment of other shareholders. As stated in our recent press release, although the Board has not foreclosed any option, it will not approve efforts by any potential purchaser who seeks to acquire SunLink for less than its true value. The Board is evaluating the offer by Resurgence and SunLink will reply when that evaluation is concluded. No amount of drum beating, letter writing, inspection demands or other stirring the pot will change this.
Very truly yours,

Robert M. Thornton, Jr.
Chairman of the Board of Directors
Cc: SunLink Board of Directors